LEGAL SERVICES

since 1907

RECEIVED

2006 MAY -2 A 11:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549



PROCESSED

MAY 04 2006

Reykjavik, 21.04.2006
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

SUPPL

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. Press release (21 April 2006): Actavis announces improved preliminary proposal to Pilva (enclosed).

2. Press release (21 April 2006): Actavis announces Co-operation with Quaestus to invest in Pliva (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group





Sigurður Snædal Júlíusson hdl.
LOGOS legal services

Efstaleiti 5 • IS-103 Reykjavik • Iceland • Tel: +354 5 400 300 • Fax: +354 5 400 301 • logos@logos.is • www.logos.is
42 New Broad Street • London • EC2M 1JD • UK • Tel:+ 44 20 7920 3000 • Fax: +44 20 7920 3099



KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

RECEIVED
2006 MAY -2 A 11:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Actavis Group - Co-operation with quasetus to invest in Pliva 21.4.2006 09:14:19

Flokkur: Fyrirtækjafréttir

Prenta

Reykjavik, Iceland, 21 April 2006 – Actavis Group (ICEX: ACT) today announces that it has signed a co-operation agreement with Quaestus Private Equity Partners Ltd., a highly active Croatian private equity fund. Under the terms of the agreement Actavis and Quaestus have agreed to co-operate in relation to the recent proposed acquisition by Actavis of PLIVA's entire share capital announced on Thursday 20th April.

Quaestus has entered into this agreement with Actavis as it is a strong supporter of Actavis' indicative bid for PLIVA.

For further information:

Actavis Group
Halldor Kristmannsson, VP Corporate Communications (+354 535 2300 / 840 3425)
www.actavis.com

Actavis announces improved preliminary proposal to Pliva

21.4.2006 09:33:13

Flokkur: Fyrirtækjafréttir

Íslenska English

Reykjavik, Iceland, 20 April 2006 – The Board of Actavis Group (ICEX: ACT) today announces an improved preliminary proposal to acquire all the outstanding PLIVA shares on the Zagreb Stock Exchange and all the PLIVA GDRs on the London Stock Exchange. The revised proposal is HRK630 in cash per share and values PLIVA at approximately US$1.85 billion. This is the final revision to our proposal and the proposal remains subject to standard due diligence.

Actavis believes that the preliminary proposal is highly attractive and provides PLIVA shareholders with an immediate and tangible return on their investment. The revised proposal represents:

- An 11% increase to Actavis' previous proposal, submitted to PLIVA on 13 March 2006, of HRK570 per share
- A 40% premium to PLIVA's share price on 7 March 2006, the day before rumours first emerged that PLIVA had received an approach from a third party
- A 48% premium over the average PLIVA share price during the last three months prior to 7 March 2006
- A 63% premium to the average PLIVA share price during the last 12 months prior to 7 March 2006

The generic pharmaceuticals industry is rapidly consolidating on a global basis with the key factors for future success being scale, geographic reach, product pipeline depth and access to low-cost manufacturing. The combination of Actavis and PLIVA achieves all of these crucial requirements and would create the third largest generic pharmaceuticals company globally, with the geographic scope and size necessary to compete with the largest industry players.

Furthermore:

- The two companies are a perfect fit which will enable a rapid integration process and create a business with a leading position in the key US, European and Asian markets and a robust portfolio covering the entire spectrum of generic and biogeneric pharmaceutical products.
- PLIVA will become an integral part of the combined Group's growth strategy and benefit from increased investment and a strengthened infrastructure. Actavis plans to increase the number of employees in Croatia to generate stronger growth and greater success. Actavis intends to increase production and R&D activities in Croatia, which will ultimately lead to more jobs in the region.
- The enlarged business will benefit from low cost manufacturing facilities, efficient distribution and enhanced supply chain capabilities. Actavis has a strong track record of being able to drive down manufacturing costs across the Group without impacting the employee base.
- PLIVA will become the headquarters for a substantial part of the enlarged business, and at the same time benefit from Actavis' global footprint and infrastructure.
- Actavis will seek a stock listing in Zagreb to encourage ongoing support from the investment community in Croatia.
- Actavis puts great value on PLIVA's Croatian roots and is committed to revitalizing the PLIVA brand and expanding its recognition in key markets.
- Actavis has a high opinion of PLIVA's management team and envisages them playing a central role in the new company and sharing decisions regarding future strategy.

Commenting on the improved proposal, Robert Wessman, CEO and President of Actavis said:

"The Board's decision to improve its proposal for PLIVA reflects the extensive conversations that we have had with many of PLIVA's major shareholders over the past few weeks as well as some of the arguments made by PLIVA's management and its advisers. We very much hope that this substantially increased and final revision to our proposal will be favorably received by PLIVA, enabling us to start due diligence and table an offer to shareholders. We have been clear from the outset that we want to discuss a combination of these two great businesses in a friendly manner and today's decision to improve our proposal shows that we are very serious about this project.

Our proposal to combine our two world class organizations is one of the most progressive moves recently seen in our industry. The combination will generate superior value for all stakeholders and create a business offering even more

opportunities for employees and greater choice and better service for our customers.

While we are confident that this revised and final proposal will add to the support and encouragement we have already received from PLIVA's shareholders, and while we believe very strongly in the combination of these two businesses, maintaining momentum in consolidation is crucial for the future survival in our industry. If we can not start to work with PLIVA's management and advisors very soon we will be forced to pursue our strategic objectives by looking for opportunities elsewhere."

For further information:

Actavis Group
Robert Wessman, President & CEO (+354 535 2300 / 840 3339)
Halldor Kristmannsson, VP Corporate Communications (+354 535 2300 / 840 3425)
www.actavis.com

Edelman
Nick Barron (+44 207 344 1561)

Financial Dynamics
Charles Armitstead (+1 917 496 3840)

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Reykjavik, 21.04.2006
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. Press release (21 April 2006): Actavis announces improved preliminary proposal to Pilva (enclosed).

2. Press release (21 April 2006): Actavis announces Co-operation with Quaestus to invest in Pliva (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group



Sigurður Snædal Júlíusson hdl.
LOGOS legal services